U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person:  Martha T. Dudman, PO Box 443 Northeast Harbor ME 04662

2. Issuer Name and Tickler or Trading Symbol: Bar Harbor Bankshares, CUSIP No. 066849100

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:  2/18/03

5. If Amendment, Date of Original: NA

6. Relationship of Reporting Person to Issuer: Director

Table 1: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
Title of Security	Amount of Securities Owned (Instr. 4)	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	Nature of Indirect Beneficial Ownership (Instr. 5)

Bar Harbor Bankshares Common Stock	500.00	D